

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

>   **Re: BKV Corporation**
>   **Amendment No. 1 to Draft Registration Statement**
>   **Submitted September 16, 2022**
>   **CIK No. 0001838406**

Dear Christopher P. Kalnin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary
Overview, page 1

1.   We note that you are primarily engaged in the acquisition, operation and development of natural gas and NGL properties primarily located in the Barnett Shale and Marcellus Shale, with interests in midstream assets. With a view toward revised disclosure, please revise to explain and substantiate the claim that you produce "low impact" and "sustainable energy." Additionally, where you describe your operations as "sustainable" in your registration statement, revise to provide additional context and describe how you define "sustainable."

2.   Please define and explain how you are a "vertically integrated energy" company given your current operations.

Our Company
Our Operations
Carbon Capture, Utilization and Sequestration, page 5

3.   We note you disclose that you are targeting the development of five to ten high-concentration, and potentially some low-concentration, CCUS projects in the near-term. Please expand your disclosure to discuss whether you have entered into any agreements with respect to such targets and discuss the material terms of any such agreements.

4.   Please revise your disclosure, including your graphic disclosure on page 6, to further balance the disclosure and explain how you intend to effect your path to net zero Scope 1 and 2 emissions by 2025 for your owned and upstream businesses. We note, for example, that you disclose on page 9 that you expect your CCUS Project with EnLink to offset your current Scope 1 and 2 annual emissions by approximately 8%.

5.   If you retain the disclosure, revise to explain your plan to offset the Scope 3 emissions impact of your owned and operated upstream businesses by the early 2030s through the expansion of your CCUS business. Please also revise to balance your disclosure here and throughout your prospectus by clarifying, if true, that your CCUS business is in the earlier stages of development.

6.   You disclose that "Although these potential projects are in different stages of the evaluation process, [you] have identified a CCUS project pipeline of nearly 30 million metric tons of CO_2 per year, which is nearly two times the size of our Scope 1, 2 and 3 emissions combined." You further disclose on page 6 that you plan to acquire and/or build CO2 transport pipelines and infrastructure to grow your CCUS business. Please enhance your disclosure by disclosing the related plans, anticipated timing, and approximate costs of such acquisitions and/or build outs.

Business Strategy, page 6

7.   We note you disclose that you intend to prioritize delivering strong returns to your stockholders through your dividend policy and focus on creating stockholder value. Please balance this disclosure to clarify that the payment of dividends is subject to the discretion of your board of directors and may be volatile, describe the restrictions or limitations included in your Term Loan Credit Agreement and the Revolving Credit Agreement to pay dividends and disclose that as a result of your dividend policy, you will have limited cash available to fund acquisitions, and you will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund acquisitions. We note your disclosure on pages 68 through 70 and 121.

Corporate Values, Management Team and Sponsor, page 10

8. Please expand your disclosure here and elsewhere, including your risk factor disclosure, to disclose that an event of default would occur under your Term Loan Credit Agreement and the Revolving Credit Agreement if, after this offering, Banpu and its wholly-owned subsidiaries cease to own at least 51% of your equity interests, or if any such holder allows any lien to exist on your equity interests that they own. We note your disclosure on page 44.

9. With a view toward revised disclosure, please explain how your core values, including, "Deliver on Promises, Have Grit, Embrace Change, Show Courage, Solve Problems, Do Good and Be One BKV" ensure that "BKV is a force for good," and "the future of sustainability" "in every action [you] take."

Implications of Being an Emerging Growth Company, page 12

10. We note you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. Please disclose that this election is irrevocable.

Summary Reserve, Production and Operating Data, page 22

11. Your draft registration statement states on pages 22 and 159, "These reserve estimates do not include any value for probable or possible reserves that may exist;" however the reserve reports filed as Exhibits 99.1 to 99.18 present estimates of proved, probable and possible reserves. If your intent is to only disclose proved reserves, please obtain and file revised reserve reports which do not include probable and possible reserves. Otherwise, revise your draft registration statement accordingly.

Estimated Proved Reserves at SEC Pricing, page 23

12. We note the figure shown in the table "Estimated Proved Reserves at SEC Pricing" on page 23 for the Standardized Measure as of June 30, 2022 appears to be inconsistent with the comparable figure disclosed on page 159. Please revise the disclosures to resolve the inconsistency or tell us why a revision is not needed.

13. Disclosure under this section indicates that pricing used for NGLs was based on a percentage of WTI. Explain to us the reasons for basing NGL prices on a percentage of WTI as well as the basis for the specific percentages used.

14. Supplementally confirm for us that all proved undeveloped reserve quantities disclosed as of December 31, 2021 and as of June 30, 2022 are part of a development plan and drilling schedule adopted by management which will result in their conversion to proved developed within five years of initial disclosure. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in our Compliance and Disclosure Interpretations (CD&Is) regarding Oil and Gas rules.

15. Revise this section to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Your disclosure should reconcile the overall change in proved undeveloped reserves by separately identifying and quantifying each contributing factor, including offsetting factors, accompanied by a narrative explanation so that the changes in net proved undeveloped reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in Item 1202(b) of Regulation S-K.

16. Revise the disclosure under this section to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K.

17. If there are material amounts of proved undeveloped reserves as of December 31, 2021 or June 30, 2022 that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons why development will extend beyond five years. Refer to Item 1203(d) of Regulation S-K.

18. Your presentation under this section includes PV-10 for estimated proved developed reserves and estimated proved undeveloped reserves without corresponding presentations of the standardized measure. Revise your presentations to either include corresponding presentations of the standardized measure or to remove the presentations of PV-10. Note that this comment applies to similar presentations throughout your filing.

Estimated Proved Reserves at Ryder Scott Pricing, page 24

19. Your draft registration statement includes disclosure of estimated proved reserves based on "Ryder Scott Pricing." Disclosure on page 24 states "Our estimated net proved reserves based on Ryder Scott Pricing futures were otherwise prepared on the same basis as our SEC reserves for the comparable period;" however, the definition of Ryder Scott Pricing appearing in the forepart of your document and the reserve reports filed as Exhibits 99.14 to 99.18 indicate the reserves volumes were estimated based on escalated price and cost parameters assumptions. Please expand your disclosure to present the cost forecast parameters used in the "Ryder Scott Pricing" analysis and confirmation that all other items, e.g. reserve forecasts (before economic limit), starting development and operating costs, and number of proved undeveloped locations, were the same as the SEC reserves case. Refer to the disclosure requirements in Item 1202(b) of Regulation S-K. This comment also applies to the disclosure on pages 160-161.

20. The introductory language to your presentation of estimated proved reserves using Ryder Scott pricing indicates that the measure is "more reflective" of fair value and provides investors with a "more meaningful" measure of value. While the information you have provided based on alternative pricing and cost assumptions appears to provide investors with additional information, the basis for your assertions that this additional information is "more reflective" and "more meaningful" is not clear. Explain to us, in reasonable detail, the basis for these assertions, or revise your disclosure to remove them.

21. The presentation based on Ryder Scott pricing also indicates that you "believe forward-looking pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers." Given that the presentation is based on Ryder Scott assumptions that are not standardized and may not be the same as assumptions used by your peers, explain to us your basis for the assertion that the presentation serves as a basis for comparing the relative size and value of your proved reserves to your peers.

22. Regarding your statement that the presentation based on Ryder Scott pricing "addresses the impact of differentials compared with our peers", explain to us in reasonable detail how the treatment of differentials under the Ryder Scott pricing scenario differs from the treatment of differentials under the presentation based on SEC requirements.

Risk Factors

Risks Related to Our Upstream Business and Industry

Our firm transportation and storage agreements require us to pay demand charges for firm transportation and storage capacities..., page 30

23. We note you disclose that you are obligated to pay a demand charge for firm transportation and storage capacity rights under your long-term firm transportation agreements, regardless of the amount of pipeline or storage capacity you utilize. Please disclose your minimum required payments required per year under these agreements.

Use of Proceeds, page 78

24. We note you intend to use the net proceeds from this offering for capital expenditures and general corporate purposes. Please revise to more specifically identify the intended uses and quantify the amount intended to be allocated to each of the identified uses. See Item 504 of Regulation S-K.

Dividend Policy, page 79

25. Expand your disclosure to describe your intended dividend policy and disclose that stockholders will have no contractual or other legal right to dividends and that any payment of future dividends on your common stock will be at the discretion of our board

of directors. In addition, disclose whether your dividend policy will be reflected in any written policies of the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Market Outlook, page 96

26.   We note you disclose that if you are unable to recover higher costs related to inflation through higher commodity prices, your current revenue stream, estimates of future reserves, impairment assessments of natural gas and oil properties, and values of properties in purchase and sale transactions would all be significantly impacted. Please expand your disclosure to specifically describe any efforts to mitigate the impact of inflation, including changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases and impact on liquidity resulting from your floating-rate debt. In addition, discuss whether any such mitigation efforts expose you to new material risks.

Results of Operations, page 106

27.   We note you state the increase in natural gas, NGL and oil revenues for the fiscal year ended December 31, 2021, increased in part due to higher production volumes driven by the inclusion of a full year of production from your 2022 Barnett Assets. It would appear you mean to refer to the 2020 Barnett Assets which were acquired on October 1, 2020. Similarly, we note when discussing the loss on contingent consideration liabilities for the six months ended June 30, 2022, you refer to the Exxon Barnett Acquisition that occurred on June 30, 2022. However, this loss originated from the contingent consideration liability recorded in conjunction with the 2020 Barnett Assets acquisition. Please revise your discussion accordingly.

Business
Our Operations
Natural Gas Production, page 145

28.   Please provide an explanatory paragraph describing your images on pages 146 and 147.

Drilling, Refrac and Restimulation Activity, page 151

29.   You disclose that during each of the years ended December 31, 2021 and 2020, and the six months ended June 30, 2022, no exploratory or non-productive wells were drilled, but no disclosure was made regarding any productive or dry development wells drilled during these time periods. Please expand your filing to disclose the number of net productive and dry development wells drilled. Refer to the disclosure requirement in Item 1205(a)(2).

Gas Gathering & Processing Agreements, page 154

30.   Please disclose, if material, the quantity of natural gas required to be delivered under the MVC related to your Exxon Barnett Acquisition and your related unutilized gathering charges.

Environmental, Health, Safety and Climate Change Considerations, page 165

31.   We note the disclosure that your executive short-term incentive plan is tied to ESG-related initiatives, such as operational safety goals, emission reduction goals working towards net zero emissions, the development of your CCUS business and other strategies to achieve such goals. Revise to expand your disclosure here or in your Executive Compensation section to describe these ESG-related initiatives and how your executives met such goals.

Audited Consolidated Financial Statements
Supplemental Oil and Gas Disclosures (unaudited)
Natural gas, NGL and oil reserve quantities, page F-48

32.   Disclosure under this section indicates that your reserve estimates were audited by Ryder Scott. However, language on page 161 of your document appears to indicate that your reserve estimates were prepared by Ryder Scott. Separately, the reports provided by Ryder Scott and included as exhibits to your document indicate that Ryder Scott prepared your reserve estimates. Review and revise the discussion of the preparation of your reserve estimates and related controls throughout your document to include clear, concise and consistent discussion of your reserve estimation process and internal controls, including the role of your third party engineer.

33.   Your disclosure of the changes in proved reserves does not include a narrative explanation of the significant changes that occurred during each of the periods presented. Please expand your disclosure to address the overall change for each line item in the tabular reconciliation by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. Disclosure relating to extensions and discoveries should include the volumes added as new proved undeveloped reserves and the volumes added as proved developed during the year for wells that were not assigned proved undeveloped reserves at the beginning of the year. Disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in FASB ASC 932-235-50-5. This comment also applies to the disclosure of changes in proved reserves on page 91.

<u>Standardized Measure of Discounted Future Net Cash Flows, page F-49</u>

34. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. Note that this comment also applies to the presentation appearing on page 92.

35. Provide us, as supplemental information, a schedule showing the nature and amount per year of your estimated future development costs as of December 31, 2021.

36. If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise the disclosure throughout your filing to include these costs. Refer to the definition of "Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves" under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

<u>Barnett Assets</u>
<u>Supplemental Oil and Gas Information (unaudited), page F-85</u>

37. Disclosure under this section indicates that reserve estimates as of December 31, 2021 and 2020 were prepared by rolling back estimates prepared by Ryder Scott as of June 30, 2022 as this method was deemed to provide the best estimates based on "information available". Please note that use of the roll back method is appropriate in situations where prior year reserve studies were not made. Confirm for us supplementally that XTO Energy Inc. and Barnett Gathering LLC, wholly-owned subsidiaries of ExxonMobil Corporation, did not prepare reserve studies for the acquired properties.

<u>Exhibits</u>

38. We note that you have redacted information from portions of exhibits 2.1, 10.7 and 10.9. Please revise the exhibit index to indicate that this information has been redacted according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K.

39. Please file your revolving credit facility with Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank as an exhibit to your registration statement or tell us why you believe you are not required to do so.

40. The disclosures in Exhibits 99.1 to 99.18 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve reports to include disclosure addressing the following points:
    - The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

- The proportion of the registrant's total reserves covered by the report (Item 1202(a)(8)(iii)).

41. The disclosure in Exhibit 99.13 under the section "Terms of Usage" includes the statement that this report is for the exclusive and sole use of BKV Corp. and may not be put to other use without prior written consent. Since the referenced report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file a revised reserves report to remove language that limits the distribution of the report to an exclusive audience. Note that this comment also applies to Exhibits 99.14 through 99.18.

42. We note disclosure in Exhibit 99.13 indicating that the estimates of reserves and future net revenue were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System(PRMS) approved by the Society of Petroleum Engineers (SPE). Obtain and provide a revised reserve report that removes all references to definitions and requirement other than those as identified under Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200.

43. We note disclosure in Exhibit 99.14 indicating that the estimates of reserves and future net revenue based on forward strip pricing were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System(PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item 1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing and cost criteria. However, the underlying reserve volumes, excluding the changes to prices and costs, must still comply with the definitions in Rule 4-10(a) of Regulation S-X for purposes of disclosure under Subpart 229.1200, including disclosure under Item 1202(b) of Regulation S-K. To the extent that the estimates do not meet these requirements, please obtain and file a revised reserve report and revise the disclosure throughout your filing accordingly. Alternatively, revise the disclosure in the reserves report filed Exhibit 99.3 to remove all references to definitions and requirement other than those as identified under Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200. Note that this comment also applies to Exhibits 99.15 through 99.18.

General

44. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Christopher P. Kalnin
BKV Corporation
October 13, 2022
Page 10

   You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 with questions about engineering comments. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Samantha Hal Crispin